Exhibit 10.2

5405 Windward Parkway Alpharetta, GA 30004 T 1-844-425-9273 avanos.com

May 21, 2021

Ms. Mojirade James
1900 Hamilton Street
Apt D18
Philadelphia, PA 19130

Dear Mojirade:

We are pleased to extend to you an offer of employment to join Avanos Medical, Inc. (“Avanos”) in the position of Senior Vice President & General Counsel. In this role, you will report directly to Joe Woody, the Chief Executive Officer of Avanos.

Start Date
Your anticipated start date is July 12, 2021.

Compensation
As discussed, your target total annual compensation is $1,370,000, consisting of base salary, short-term incentive compensation, and long-term incentive compensation, as follows:

Base Salary
Your starting salary will be $425,000 per year and is subject to applicable withholdings and deductions. Consistent with our practices for salaried officers, your salary will be paid semi-monthly on the 15th and last working day of the month.

Short-Term Incentive Compensation
You will be eligible to participate in Avanos’s Management Achievement Award Plan (MAAP). Your bonus incentive target will be 60% of your base pay earned during the year (annual target = $255,000). Your actual bonus for 2021 will be prorated for the year.

Bonus criteria are established each year by the Compensation Committee. For the year 2021, your bonus will be based on Avanos performance for the year against targets established by the Compensation Committee in March, 2021. In early 2022, the Committee will assess the extent to which those performance targets have been met and then approve the resulting payouts to officers. The complete terms and conditions of MAAP are set forth in Avanos’s plan document.

Exhibit 10.2
Long-Term Incentive Compensation
Beginning in 2022, you will be eligible for annual long-term incentive grants under Avanos’ Equity Participation Plan. For 2022, your target annual award value is $700,000. Your award will be granted as soon as administratively feasible after your start date and consists of a combination of the following:
•time-based restricted share units, with a grant date value of $525,000. The target number of time-based share units to be granted will be equal to the grant date value ($525,000) divided by the closing stock price for Avanos shares on the grant date.
•performance-based restricted share units, with a grant date value of $175,000. The target number of performance-based share units to be granted will be equal to the grant date value ($175,000) divided by the closing stock price for Avanos shares on the grant date. Performance-based restricted share units will vest at the end of the three-year performance period (1/1/2022 – 12/31/2024). The number of performance-based restricted share units that will ultimately vest will depend on the extent to which the performance metrics for those units have been met, as determined by the Compensation Committee after the end of the three-year performance period.
Future annual long-term incentive target grant amounts, along with the grant type and mix, are subject to change by the Board of Directors in their discretion. The complete terms and conditions of Avanos’ Equity Participation Plan are set forth in Avanos’ plan document.

Sign-on Award
You will also be awarded a one-time sign-on award in the amount of $350,000. This award will be granted as of your start date and will consist of cash in the amount of $100,000 and time-based restricted share units in the amount of $250,000. The cash award will be paid to you within 90 days of your start date. The number of time-based restricted share units to be granted will be equal to the sign-on equity award amount ($250,000) divided by the closing stock price for Avanos shares on the grant date. These time-based restricted share units will vest in 1/3rd increments on the first, second and third anniversaries of the grant date. The sign-on equity award will be subject to applicable state and federal tax withholdings when paid.

Benefits
Avanos offers a comprehensive benefits package that includes medical, dental, vision, life insurance, flexible spending accounts, company-paid disability programs, employee stock purchase plan, and a matching 401(k) plan. You will be provided a benefits guide with details of these programs.

Exhibit 10.2
Vacation
As an employee of Avanos, you will receive three (3) weeks of vacation and four (4) personal holidays per year. Vacation and personal holidays are prorated based on your date of hire.

Relocation
Avanos’s corporate headquarters are based in Alpharetta, Georgia and you are expected to relocate to that area within 18 months of your acceptance of this offer. You will be eligible to participate in Avanos’s Relocation Program. Weichert Workforce Mobility Inc. administers Avanos’s relocation services. A Weichert representative will contact you following your acceptance of this employment offer to review the Relocation Program with you.

In the unlikely event that you voluntarily leave the organization before your second anniversary, you will be obligated to repay to Avanos any relocation payments you have received under the Relocation Program.

Pending your relocation, Avanos will provide you with corporate housing rental or extend-stay reimbursements associated with temporary housing for six months. All costs under the relocation program will be grossed up to satisfy all federal, state, and local taxes on actual and/or imputed income taxable to you,

Travel
Prior to your relocation to Alpharetta, GA, air travel expenses (up to 6 flights) from and to your home in Philadelphia to Alpharetta, GA will be covered by the company as needed to come into the office. You should discuss your plans with your Manager before doing so and you will book all flights through the Avanos Travel partner. These trips are separate from the benefits covered under the Avanos Relocation Program.

Severance
You will be eligible to participate in Avanos’s existing Severance Plan. The general terms of the plan are described in Avanos’s proxy statement, and the complete terms and conditions are set forth in Avanos’s plan documents.

Other Considerations
This offer is contingent upon: (1) the satisfactory completion of a background check and drug test; (2) verification of your legal right to work in the United States; (3) acknowledgment that you are not under any non-compete, non-solicitation or any other agreements that would prevent you from working for Avanos; and (4) your acceptance of Avanos’s Confidentiality, Non-Solicitation and Assignment of Business Ideas Agreement. This agreement is required of all new hires of Avanos because of an employee's potential access to confidential information, customer lists and trade secrets.

Exhibit 10.2
You agree to devote your best efforts, business time, attention and energies to the business and interests of the Avanos on an exclusive basis during your employment. The above notwithstanding, Avanos will support you serving on the board of directors of one (1) non-profit or for profit entity provided that such entity does not represent a business or competitive conflict of interest with Avanos and is approved by the Board of Directors.

Employment at Avanos is at-will and can be ended by you or the company for any reason at any time. Furthermore, this letter is simply intended to provide a general description of the terms of your at-will employment. It does not constitute a contract or give rise to any contractual or quasi-contractual rights, and the offer of employment or the terms of the employment may be changed or rescinded by Avanos at any time.

We look forward to your acceptance of this offer and would appreciate your prompt response.

If you have any questions or need additional information, please give me or Joe Woody a call.

Sincerely,

/s/ John W. Cato

John W. Cato
Director, Human Resources

To indicate your acceptance of this offer and its terms and conditions, please sign in the space provided below.

ACCEPTED:

/s/ Mojirade James
___________________
Mojirade James
May 21, 2021